UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

NATIONAL HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, $0.02 par value per share

(Title of Class of Securities)

636375107

(CUSIP Number)

October 24, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 636375107	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Riley Investment Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,500,000
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,500,000
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%(1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Based on 88,416,988 shares of common stock of National Holdings Corporation (the "Issuer") outstanding on August 12, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2013 filed with the Securities and Exchange Commission on August 14, 2013.

CUSIP No. 636375107	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Riley Investment Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,500,000(2)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,500,000(2)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IA

(2) Because Riley Investment Management LLC has sole investment and voting power over 1,500,000 shares of Common Stock held by Riley Investment Partners, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

CUSIP No. 636375107	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley & Co., LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,553,226
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 2,553,226
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,553,226
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%(1)
12.	TYPE OF REPORTING PERSON (see instructions) BD

CUSIP No. 636375107	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley & Co. Retirement Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,502,743
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,502,743
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,502,743
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%(1)
12.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. 636375107	13G	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bryant Riley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,555,969(3)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 5,555,969(3)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,555,969(3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(3) Because Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 1,500,000 shares held in managed accounts of its investment advisory clients. In addition, Mr. Riley, as Chairman and sole indirect equity owner of B. Riley & Co., LLC, controls its voting and investment decisions.  Accordingly, Mr. Riley may be deemed to have beneficial ownership of the 2,553,226 shares held by B. Riley & Co., LLC. In addition, Mr. Riley, as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions.  Accordingly, Mr. Riley may be deemed to have beneficial ownership of the 1,502,743 shares held by B. Riley & Co. Retirement Trust.

CUSIP No. 636375107	13G	Page 7 of 9 Pages

Item 1.

(a)	Name of Issuer National Holdings Corporation, a Delaware corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 120 Broadway, 27th Floor, New York, New York 10271

Item 2.

(a)

Name of Person Filing
(1) Riley Investment Management, LLC, a Delaware limited liability company (“RIM”)

(2) Riley Investment Partners, LP., a Delaware limited partnership (“RIP”)

(3) B. Riley & Co., LLC, a Delaware limited liability company (“B. Riley”)

(4) B. Riley & Co. Retirement Trust (“Retirement Trust”) and

(5) Bryant Riley, an individual who is a citizen of the United States (“Mr. Riley”, together with RIM, RIP, B. Riley and Retirement Trust, the “Reporting Persons”).

(b)	Address of the Principal Office or, if none, residence The principal business office of all of the Reporting Persons is 11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock, par value $0.02 per share

(e)	CUSIP Number 36375107

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 636375107	13G	Page 8 of 9 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Please see Line 9 on the cover sheet for each reporting person (including footnotes thereto).

(b)	Percent of class: Please see Line 11 on the cover sheet for each reporting person (including footnotes thereto).

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: Please see Line 5 on the cover sheet for each reporting person (including footnotes thereto).

	(ii)	Shared power to vote or to direct the vote: Please see Line 6 on the cover sheet for each reporting person (including footnotes thereto).

	(iii)	Sole power to dispose or to direct the disposition of: Please see Line 7 on the cover sheet for each reporting person (including footnotes thereto).

	(iv)	Shared power to dispose or to direct the disposition of: Please see Line 8 on the cover sheet for each reporting person (including footnotes thereto).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 636375107	13G	Page 9 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    11/1/2013

                      Date

Riley Investment Partners, L.P.

By:   /s/ Bryant R. Riley

Bryant R. Riley, Managing Member of Riley Investment Management LLC, its General Partner

Riley Investment Management, LLC

By: /s/ Bryant R. Riley

Bryant R. Riley, Managing Member

B. Riley & Co., LLC

By: /s/ Bryant R. Riley

Bryant R. Riley, Chairman

B. Riley & Co. Retirement Trust

By: /s/ Bryant R. Riley

Bryant R. Riley, Trustee

By: /s/ Bryant R. Riley

Bryant R. Riley